                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------

                                   FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934
For the fiscal year ended December 31, 2000


       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
For the transition period from                  to                .


Commission file number 0-7154

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Quaker Chemical Corporation
                  Profit Sharing and Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Quaker Chemical Corporation
                  Elm and Lee Streets
                  Conshohocken, Pennsylvania 19428
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Quaker Chemical Corporation
Profit Sharing and Retirement Savings Plan

Table of Contents
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                                                               Page Number
                                                               -----------
Report of Independent Accountants                                        1

Basic Financial Statements

 Statements of Net Assets Available for Benefits                         2

 Statements of Changes in Net Assets Available for Benefits              3

 Notes to Financial Statements                                       4 - 6

Additional Information*

 Schedule  I -  Schedule of Assets (Held at End of Year)                 7



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
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                       Report of Independent Accountants


To the Participants and Administrator of the Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP
    Philadelphia, Pennsylvania
    June 15, 2001
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QUAKER CHEMICAL CORPORATION
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                          As of December 31,
                                                         2000            1999
                                                      --------------------------
Investments, at fair value
Pooled Separate Accounts:
  Principal Mutual Life Bond and Mortgage Fund        $         -   $ 2,801,278*
  Principal Mutual Life Guaranteed Interest Fund                -     2,228,804*
  Principal Mutual Life U.S. Stock Fund                         -    14,189,764*
                                                      ------------  ------------
                                                                -    19,219,846
                                                      ------------  ------------
Registered investment companies:
  Columbia Small Cap Fund, Inc.                         1,018,487             -
  Vanguard 500 Index Fund                              11,555,335*            -
  Vanguard Balanced Index Fund                            137,283             -
  Vanguard International Growth Fund                      290,489             -
  Vanguard Total Bond Market Index Fund                 2,546,045*            -
  Vanguard U.S. Growth Fund                               721,206             -
  Vanguard Windsor II Fund                                178,744             -
                                                      ------------  ------------
                                                       16,447,589             -
                                                      ------------  ------------
Vanguard Retirement Savings Trust                       2,756,422*            -
Quaker Chemical Corporation Stock Fund                  1,262,152*      973,965
Participant Loans                                         331,177       131,585
                                                      ------------  ------------
                                                        4,349,751     1,105,550
                                                      ------------  ------------
Investments, at contract value
  Sun Life of Canada Insurance Contracts                        -        70,229
                                                      ------------  ------------
    Total investments                                  20,797,340    20,395,625
                                                      ------------  ------------
Receivables
Employer's contributions                                  666,752     1,299,715
                                                      ------------  ------------
    Total receivables                                     666,752     1,299,715
                                                      ------------  ------------
Net assets available for benefits                     $21,464,092   $21,695,340
                                                      ============  ============


*Represents 5% or more of the Plan's assets

The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------


                                                       Year Ended December 31,
Additions                                                2000           1999
                                                    ---------------------------
Investment income:
  Interest and dividend income, investments         $    759,855   $   626,387
  Interest income, participant loans                       7,633         8,137
  Net (depreciation) appreciation in fair value
   of investments                                     (1,850,653)      100,339
                                                    ---------------------------
                                                      (1,083,165)      734,863
                                                    ---------------------------
Contributions:
  Employer                                               761,523     1,399,769
  Participant                                          2,016,054     1,674,060
                                                    ---------------------------
                                                       2,777,577     3,073,829
                                                    ---------------------------
    Total additions                                    1,694,412     3,808,692
                                                    ---------------------------
Deductions
Payment of benefits                                    1,925,660     2,896,245
                                                    ---------------------------
    Total deductions                                   1,925,660     2,896,245
                                                    ---------------------------

Net (decrease) increase                                 (231,248)      912,447

Net assets available for plan benefits:
  Beginning of year                                   21,695,340    20,782,893
                                                    ---------------------------
  End of year                                        $21,464,092   $21,695,340
                                                    ===========================


The accompanying notes are an integral part of the financial statements.

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Quaker Chemical Corporation
Profit Sharing and Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------
NOTE 1 - DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan for all employees of the Quaker Chemical Corporation (the "Company"). Effective February 28, 2000 the Plan changed trustees from Principal Mutual Life Insurance Company ("PML") to Vanguard Fiduciary Trust Company ("VFTC"). The Plan is administered by the Profit Sharing and Retirement Savings Committee appointed by the Company's Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").


Contributions
Participants may elect to contribute on a "before-tax" basis any whole percentage of their compensation, up to 15%, during the year. Each year, the Company makes a matching contribution of $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, with the Company's matching contribution for each individual participant limited to $450 in any calendar year. The Company's 2000 and 1999 matching contributions were $94,771 and $100,054, respectively.

Additionally, the Company makes a contribution based on the level of domestic company profit from operations (as defined) versus the target profit (as defined). The target profit is determined as the average of the prior three years' domestic company profit from operations increased by 15%. The Company's Board of Directors, at its discretion, may increase the amount of the contribution to the Plan for each Plan year. The Company's 2000 and 1999 profit sharing contributions were $666,752 and $1,299,715, respectively.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Participant Loans
Participants may borrow from their fund accounts an amount limited to the lesser of $50,000 or 50% of the participant's account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan may not exceed five years. Interest rates at December 31, 2000 range from 8.75% to 10.50%.

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Quaker Chemical Corporation
Profit Sharing and Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------

Payment of Benefits
Upon separation of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's account or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of his or her account through a lump-sum distribution.

Vesting
Participants are immediately fully vested in all Company and employee voluntary contributions plus actual earnings thereon.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

Investments Valuation and Income Recognition
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust (a collective trust) are valued at net asset value at year-end. The Quaker Chemical Corporation Stock Fund is valued at the year-end unit closing prices (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value. Investment funds included in the pooled separate accounts were valued at net asset value. Life insurance contracts were valued at contract value, which approximated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Reclassification
Certain prior year amounts have been reclassified to conform with the current year presentation.

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Quaker Chemical Corporation
Profit Sharing and Retirement Savings Plan
Notes to Financial Statements
------------------------------------------------------------------------------
NOTE 3 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of VFTC. Effective February 28, 2000, VFTC became trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Prior to February 28, 2000, certain Plan assets were invested in shares of separate accounts managed by PML. PML was a custodian and recordkeeper as defined by the Plan and, therefore, these investments qualified as party-in-interest and were exempt from the prohibited transaction rules.


NOTE 4 - INVESTMENTS

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                           For the Year Ended December 31,
                                           -------------------------------
                                                2000               1999
                                                ----               ----
       Group annuity contract              $(1,384,152)         $ 352,399
       Registered investment companies        (778,149)                --
       Common stock                            311,648           (252,060)
                                           ------------         ----------
                                           $(1,850,653)         $ 100,339
                                           ============         ==========
NOTE 5 - PLAN EXPENSES

All administrative expenses are paid by the Company.

NOTE 6 - TAX STATUS

The Plan has received a tax determination letter from the Internal Revenue Service dated August 18, 1995 indicating that the Plan is a qualified plan under
Section 401(a) of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - SUBSEQUENT EVENTS

Effective January 1, 2001, the Company approved an amendment to the Plan, incorporating the following changes: elimination of the profit sharing component, reserving the right of the Company's Board of Directors to make future discretionary contributions; change in the matching contribution such that the Company will match 50% of each participant's contribution up to 6% of compensation; 50% of the Company match will be allocated to the Company Stock Fund and 50% will be allocated to the investment options selected by each participant; and upon reaching age 50, participants may reallocate balances in the Company Stock Fund to other available investments options within the Plan.

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QUAKER CHEMICAL CORPORATION                                           Schedule I
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
--------------------------------------------------------------------------------

Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan, EIN 23-0993790
Attachment to Form 5500, Schedule H, Part IV, Line i:

Identity of Issue                         Investment Type                         Current Value
-------------------------------------------------------------------------------------------------
 Columbia Small Cap Fund, Inc.           Registered Investment Company                $ 1,018,487
*Vanguard 500 Index Fund                 Registered Investment Company                 11,555,335
*Vanguard Balanced Index Fund            Registered Investment Company                    137,283
*Vanguard International Growth Fund      Registered Investment Company                    290,489
*Vanguard Total Bond Market Index Fund   Registered Investment Company                  2,546,045
*Vanguard U.S. Growth Fund               Registered Investment Company                    721,206
*Vanguard Windsor II Fund                Registered Investment Company                    178,744
*Vanguard Retirement Savings Trust       Registered Investment Company                  2,756,422
*Quaker Chemical Corporation             Common Stock                                   1,262,152
 Quaker Chemical Corporation Profit
  Sharing and Retirement Savings Plan    Participant Loans (8.75% - 10.5%)                331,177
                                                                                   --------------
Total assets                                                                          $20,797,340
                                                                                   ==============



*Party in Interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                  Quaker Chemical Corporation
                                  Profit Sharing and Retirement Savings Plan


June 29, 2001                     By: /s/ James A. Geier
                                     -----------------------------
                                     Vice President-Human Resources